(202) 274-2011	rpomerenk@luselaw.com

May 13, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attn.:	Barry McCarty, Esq.

Senior Counsel

Re:	United Financial Bancorp, Inc.

(Registration No. 333-123371)

Registration Statement on Form S-1

Dear Mr. McCarty:

On behalf of United Financial Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated May 10, 2005, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Company’s numbered responses correspond to the Staff’s comments in its letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Amended S-1 has been blacklined to reflect changes from the April 27, 2005 filing.

1. We have supplemented the disclosure on page 33, as requested in the comment.

2. This comment is acknowledged. The Amended S-1 includes a signed report of independent registered public accountants.

Barry McCarty, Esq.

Senior Counsel

May 13, 2005

We trust the foregoing is responsive to the staff’s comments. Please call the undersigned at (202) 274-2011 or Kent Krudys at (202) 274-2019 should you have any questions.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	David Lyon, Esq.

Christina Harley, CPA

Donald Walker, CPA

Richard B. Collins, President and

    Chief Executive Officer

Eric Luse, Esq.

Kent Krudys, Esq.

Benjamin Azoff, Esq.